Exhibit 99.2

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL PROPERTIES INC. ANNOUNCES POTENTIAL REVOLVING CREDIT FACILITY

All dollar references are in U.S. dollars unless noted otherwise.

Calgary, Alberta, June 18, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. “Brookfield Residential”, “we” or the “Company”) today announced that Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, is currently in discussions with banks and other financial institutions regarding a potential revolving credit facility (the “Facility”), to allow future borrowings in an aggregate amount of up to approximately $200 million. Under the anticipated terms, the Facility would be unsecured but may become secured in the future under certain circumstances.

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Brookfield Residential US Corporation is a Delaware corporation and is a wholly-owned subsidiary of Brookfield Residential Properties Inc. and the holding company for our U.S. operations.

* * * * * * * * * * * *

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website (the contents of which are not incorporated in this press release) or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

* * * * * * * * * * * * *

Forward-Looking Statements

This news release includes statements that express the Company's opinions, expectations, beliefs, plans or objectives regarding future events or future results, and therefore are, or may be deemed to be, "forward-looking statements." These forward-looking statements include all matters that are not historical facts. Although forward-looking statements are based on information and assumptions that the Company believes are current, reasonable and complete, they are subject to a number of factors that could cause actual results to vary materially from those expressed or implied by such forward-looking information. Such factors may include the failure to successfully negotiate or market the facility. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Although we base our forward-looking statements on assumptions that we believe were reasonable when made, we caution you that forward-looking statements are not guarantees.

1 |  Brookfield Residential Properties Inc.